EXHIBIT 1
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FOR IMMEDIATE RELEASE                                               1 April 2005

                          ANNOUNCEMENT OF BOARD CHANGES

                              WPP GROUP plc ("WPP")


WPP announces that Mr Mark Read, WPP's Director of Strategy, has been appointed to the board of the Company. Since taking on the global role of Director of Strategy at the Company in 2002, Mr Read has contributed significantly to developing WPP's strategy, strengthening relationships with major clients and co-ordinating the activities of WPP operating companies.

Mr Read worked at WPP between 1989 and 1995 in both parent company and operating company roles.

Prior to rejoining WPP in 2002, Mr Read was a Principal at the consultancy firm of Booz-Allen & Hamilton. He subsequently founded and developed the company WebRewards in the UK prior to its acquisition by Bertelsmann AG.

Mr Read has a degree in Economics from Cambridge University, was a Henry Fellow at Harvard University and has an MBA from INSEAD.

Ms Beth Axelrod has retired from the board of the Company.



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